UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )


                              VALIDIAN CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   ----------
                             (CUSIP No. 91915P 10 7)


                                January 16, 2007
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  91915P 10 7

--------------------------------------------------------------------------------

1)     Names  of  Reporting  Persons.
       I.R.S. Identification Nos. of Above Persons (entities only)

       Robert B. Prag; ###-##-####
--------------------------------------------------------------------------------

2)     Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------

3)     SEC  Use  Only

--------------------------------------------------------------------------------

4)     Citizenship  or  Place  of  Organization

       USA
--------------------------------------------------------------------------------

                        5)  Sole Voting Power - 2,554,825 - Robert B. Prag

       Number  of          ---------------------------------------------------
       Shares           6)  Shared Voting Power: None
       Beneficially
       Owned  by           ---------------------------------------------------
       Each             7)  Sole Dispositive Power  2,554,825 - Robert B. Prag
       Reporting
       Person  With        ---------------------------------------------------
                        8)  Shared Dispositive Power :  None

--------------------------------------------------------------------------------

9)     Aggregate  Amount Beneficially Owned by Each Reporting Person

       2,554,825 - Robert B. Prag
--------------------------------------------------------------------------------

10)    Check  if  the  Aggregate  Amount  in  Row  (9)  Excludes
       Certain  Shares  (See  Instructions)                               |_|
--------------------------------------------------------------------------------

11)    Percent  of  Class  Represented  by  Amount  in  Item  9  -

       Robert B. Prag - 5.9%
--------------------------------------------------------------------------------

12)    Type  of  Reporting  Person  (See  Instructions)

       Robert B. Prag - IN
--------------------------------------------------------------------------------

CUSIP  No.  91915P 10 7

--------------------------------------------------------------------------------

1)     Names  of  Reporting  Persons.
       I.R.S. Identification Nos. of Above Persons (entities only)

       The Del Mar Consulting Group, Inc.  33-0858-160
--------------------------------------------------------------------------------

2) Check the Appropriate Box if a Member of a Group (a) [ X ] (See Instructions) (b) [ ]

--------------------------------------------------------------------------------

3)     SEC  Use  Only

--------------------------------------------------------------------------------

4)     Citizenship  or  Place  of  Organization

       USA
--------------------------------------------------------------------------------

                        5)  Sole Voting Power - 1,900,000 - The Del Mar
                               Consulting Group, Inc.
       Number  of          ---------------------------------------------------
       Shares           6)  Shared Voting Power: None
       Beneficially
       Owned  by           ---------------------------------------------------
       Each             7)  Sole Dispositive Power  1,900,000 - The Del Mar
       Reporting               Consulting Group, Inc.
       Person  With        ---------------------------------------------------
                        8)  Shared Dispositive Power :  None

--------------------------------------------------------------------------------

9)     Aggregate  Amount Beneficially Owned by Each Reporting Person

       1,900,000 - The Del Mar Consulting Group, Inc.
--------------------------------------------------------------------------------

10)    Check if the Aggregate Amount in Row (9) Excludes
       Certain Shares (See Instructions)                                  |_|
--------------------------------------------------------------------------------

11)    Percent  of  Class  Represented  by  Amount  in  Item  9  -

       The Del Mar Consulting Group, Inc. - 4.4%
--------------------------------------------------------------------------------

12)    Type  of  Reporting  Person  (See  Instructions)

       The Del Mar Consulting Group, Inc. - CO
--------------------------------------------------------------------------------

ITEM 1.

(A)   Validian Corporation (NAME OF ISSUER)

(B) 30 Metcalfe Street, Ottawa, Ontario, Canada K1P 5L4 (ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE)

ITEM 2.

(A)   NAME OF PERSONS FILING - The Del Mar Consulting Group, Inc. and Robert B.
      Prag


(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE - 12220 El Camino Real; Suite 400; San Diego, CA 92130

(C)   CITIZENSHIP - USA

(D)   TITLE OF CLASS OF SECURITIES - Common Stock

(E)   CUSIP NUMBER - 91915P 10 7

ITEM 3.

      If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  ___ Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

     (b)  ___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  ___ An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

     (f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

     (g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

     (h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)  ___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned: 1,900,000 - The Del Mar Consulting Group,
                                                     Inc.

                                       2,554,825 - Robert B. Prag (includes the
                                                     1,900,000 shares held by
                                                     The Del Mar Consulting
                                                     Group, Inc.)

      (b)   Percent of class:     The Del Mar Consulting Group, Inc. - 4.4%
                                  Robert B. Prag - 5.9%

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote:
                                  2,554,825 - Robert B. Prag
                                  1,900,000 - The Del Mar Consulting Group, Inc.

            (ii)  Shared power to vote or to direct the vote: None

            (iii) Sole power to dispose or to direct the disposition of:
                                  2,554,825 - Robert B. Prag
                                  1,900,000 - The Del Mar Consulting Group, Inc.

            (iv)  Shared power to dispose or to direct the disposition of: None

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

ITEM 10. CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:   February 20, 2007



                            ROBERT B. PRAG

                            By: /s/ Robert B. Prag
                                ---------------------------------
                                Name: Robert B. Prag

                            THE DEL MAR CONSULTING GROUP, INC.


                            By: /s/ Robert B. Prag
                                ---------------------------------
                                Name: Robert B. Prag
                                Title: President

                       SCHEDULE 13G JOINT FILING AGREEMENT

      In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file a Statement on
Schedule 13G (including amendments thereto) with regard to the common stock of Validian Corporation, a Nevada corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of the date set forth below.

Date: February 20, 2007



                            ROBERT B. PRAG

                            By: /s/ Robert B. Prag
                                ---------------------------------
                                Name: Robert B. Prag

                            THE DEL MAR CONSULTING GROUP, INC.


                            By: /s/ Robert B. Prag
                                ---------------------------------
                                Name: Robert B. Prag
                                Title: President